Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

May 24, 2018

VIA EDGAR TRANSMISSION

Mr. Frank A. Buda
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	Trust for Professional managers (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
PMC Diversified Equity Fund (S000026426)

Dear Mr. Buda:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 11, 2018, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 646 to its registration statement, filed on behalf of its series, PMC Diversified Equity Fund (the “Fund”).  PEA No. 646 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on March 29, 2018 for the purpose of making material changes to the principal investment strategy of the Fund.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.  A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.  Undefined capitalized terms used herein have the same meaning as in the registration statement.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

Prospectus – General Comment

1.	Staff Comment: Please apply, as applicable, comments provided to the Trust on April 26, 2018, regarding the CrossingBridge Long/Short Credit Fund, a separate series of the Trust.

Response:  The Trust responds by supplementally stating it will make revisions as applicable, in response to comments provided to the Trust on April 26, 2018, regarding the CrossingBridge Long/Short Credit Fund, a separate series of the Trust.

Prospectus – Summary Section – Fees and Expenses of the Fund

2.	Staff Comment: Please provide the completed Fees and Expenses of the Fund table and Expense Example at least five days prior to the effective date of the registration statement.

Response:  The Trust responds by providing a complete version of the Fees and Expenses of the Fund table and Expense Example in the Prospectus, as presented below:

Shareholder Fees (fees paid directly from your investment)
None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.53%
Distribution (12b-1) Fees	0.25%
Other Expenses	0.21%
Total Annual Fund Operating Expenses	0.99%
Fee Waiver/Expense Reimbursement	-0.01%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(1)	0.98%
(1)
Pursuant to an operating expense limitation agreement between Envestnet Asset Management, Inc. (“the Adviser”), the Fund’s investment adviser, and the Fund, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of any front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, taxes, leverage (i.e., any expenses incurred in connection with borrowings made by the Fund), interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, expenses incurred in connection with any merger or reorganization, dividends and interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation (collectively “Excluded Expenses”))  do not exceed 0.73% of the Fund’s average daily net assets through at least June 1, 2019.  The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Adviser may request recoupment of previously waived fees and paid expenses from the Fund up to three years from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

Example.  This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  The operating expense limitation discussed in the table above is reflected through June 1, 2019.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years	Five Years	Ten Years
$100	$314	$546	$1,212

3.
Staff Comment:  Please confirm the operating expense limitation agreement referenced in Footnote 1 to the Fees and Expenses of the Fund table will remain in effect for at least one year from the effective date of the registration statement.

Response:  The Trust confirms supplementally that the operating expense limitation agreement will be in effect for at least one year from the date of the Prospectus.

4.
Staff Comment:  Please revise the disclosure in Footnote 1 to the Fees and Expenses of the Fund table to clarify any recoupment requested by the Adviser will not cause the Fund’s expense ratio after recoupment is taken into account to exceed the applicable expense limitation.  Please also make corresponding changes throughout the registration statement.

Response: The Trust responds by revising the footnote as shown in the Trust’s response to Staff Comment 2.  The Trust further responds by making corresponding changes throughout the Fund’s registration statement.

5.
Staff Comment:  The narrative discussion with respect to the Expense Example notes the costs shown will apply when a shareholder “redeem[s] all of your shares at the end of those periods.”  As the Fees and Expenses of the Fund table indicates there is no deferred sales charge, please revise the narrative discussion to clarify these cost will apply “regardless of whether you hold or redeem those shares”.

Response:  The Trust responds by respectfully declining to incorporate this comment as the requested disclosure is inconsistent with the requirements of Form N-1A Item 3 and Instruction 4(f) thereto.

Prospectus – Summary Section – Principal Investment Strategies

6.
Staff Comment:  Please supplementally state whether the convertible securities in which the Fund will invest will be equity securities.  If so, please clarify such convertible securities are included in the Fund’s policy of investing at least 80% of its net assets in equity securities if they are in the money at the time of purchase.  Please clarify in both the Summary section and in Item 9.

Response:  The Trust responds by supplementally confirming that the convertible securities in which the Fund will invest will be convertible preferred stock and, therefore, will be equity securities for purposes of the Fund’s policy of investing at least 80% of its net assets in equity securities. The Trust further responds by revising the disclosure as follows:

“To achieve its investment objective, the Fund will generally invest in common stocks and preferred stocks, convertible securities (specifically convertible preferred stock) and other equity securities of U.S. and non-U.S. companies, including when-issued securities.”

7.
Staff Comment:  Please supplementally state whether the Fund will invest in contingent convertible securities.  If so, please add disclosure clarifying contingent convertible securities are not equity securities, and include appropriate risk disclosure.

Response:  The Trust responds by supplementally confirming the Fund will not invest in contingent convertible securities.

8.
Staff Comment:  With respect to the Fund’s investments in exchange-traded funds (“ETFs”), please revise the disclosure to clarify those ETFs will each have a policy to invest at least 80% of its net assets in equity securities.  Please also disclose briefly in the Summary section and in more detail in Item 9, the circumstances in which the Fund would allocate 100% of its net assets to ETFs.

Response:  The Trust responds by supplementally stating that the Fund, for purposes of meeting its policy to invest at least 80% of its net assets in equity securities, will consider the underlying investments of each ETF in which the Fund invests, but the Fund will not require that each ETF in which the Fund invests have a policy to invest at least 80% of its net assets in equity securities.  With respect to the circumstances in which the Fund may allocate 100% of its net assets to ETFs, the Trust responds by supplementally stating that the Fund does not foresee any future circumstances under which the Fund would allocate 100% of its assets to ETFs and therefore is revising the disclosure as follows:

“In addition to direct investments in equity securities, at any time investing in the Fund may seek to achieve its investment objective by ~~allocating up to 100% of its assets among~~ investing in shares of different exchange-traded funds (“ETFs”) that invest in equity securities.”

Prospectus – Summary Section – Principal Risks

9.	Staff Comment: If the Fund is advised by or sold through an insured depositary institution, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust responds by confirming supplementally the Fund is neither advised by nor sold through an insured depositary institution and, therefore, Item 4(b)(1)(iii) is not applicable.

10.	Staff Comment: If the Fund invests in convertible securities as a principal investment strategy, please add risk disclosure in the Summary section and in Item 9.

Response:  The Trust responds by adding the following risk factors:

Summary Section:

“•
Convertible Securities Risk. The market value of a convertible security will perform the same as a regular fixed income security; that is, if market interest rates rise, the value of the convertible security falls.  In the event of a liquidation of the issuing company, holders of convertible securities generally would be paid after the company’s creditors but before the company’s common shareholders.  Consequently, an issuer’s convertible securities generally may be viewed as having more risk than its debt securities but less risk than its common stock.”

Item 9:

“Convertible Securities Risk.  A convertible security is a fixed-income security (a debt instrument or preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer.  Convertible securities are senior to common stocks in an issuer’s capital structure but are usually subordinated to similar non-convertible securities.  While providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security’s underlying common stock.  The market value of a convertible security may decline as interest rates increase and may increase as interest rates decline.  In the event of a liquidation of the issuing company, holders of convertible securities would be paid after the company’s creditors but before the company’s common shareholders.  Consequently, the issuer’s convertible securities generally may be viewed as having more risk than its debt securities but less risk than its common stock.”

Prospectus – Summary Section – Performance

11.	Staff Comment: Please provide supplementally the finalized comment to performance presentation. The version provided in the filing appears to be in draft form.

Response:  The Trust responds by providing a complete version of the comment immediately preceding the Bar Chart in the Prospectus, as presented below

“On May 25, 2018, the Adviser assumed all responsibilities for selecting investments in the Fund’s portfolio in connection with a change to the Fund’s investment strategies.  The Fund’s performance prior to this date reflects the Fund’s returns achieved when the Adviser actively managed a portion of the Fund’s portfolio and used a “manager of managers” investment strategy by engaging sub-advisers to manage other portions of the Fund’s portfolio.”

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies

12.
Staff Comment:  The information provided in the Summary section is substantially identical to the Principal Investment Strategies section in Item 9. Please provide additional details about the Fund’s principal investment strategies consistent with the layered disclosure regime adopted in Form N-1A.

Response:  The Trust responds by revising the Item 9 disclosure as follows:

“Principal Investment Strategies.  Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes), measured at the time of purchase, in equity securities of U.S. companies and non-U.S. companies with varying market capitalizations.

To achieve its investment objective, the Fund will generally invest in common stocks and preferred stocks, convertible securities (including convertible preferred stock and when-issued securities) and other equity securities of U.S. and non-U.S. companies.  The Fund may invest in equity securities of companies with market capitalizations of any size.  The Fund may invest up to 50% of its net assets in foreign securities, including ADRs, EDRs and GDRs, which are certificates typically issued by a bank or trust company that represent one or more shares of a foreign stock, or a fraction of a share, and give their holders the right to obtain the securities issued by a foreign company that they represent.  ADRs are denominated in U.S. dollars.  EDRs and GDRs are typically denominated in U.S. dollars but may be denominated in a foreign currency.  ADRs may be sponsored or unsponsored.  “Sponsored” ADRs are issued jointly by the issuer of the underlying security and the depository and “unsponsored” ADRs are issued without the participation of the issuer of the deposited security.  Holders of unsponsored ADRs generally bear all costs of the facility.  With sponsored facilities, the underlying issuer typically bears some of the costs of the facility.  While ADRs permit foreign corporations to offer shares to American citizens,  EDRs and GDRs allow companies in Europe, Asia, the United States and Latin America to offer shares in many markets around the world.  The Fund may invest up to 10% of its net assets, measured at the time of purchase, in the equity securities of companies located in countries considered to have emerging market or developing economies.  ~~The Fund may also engage in securities lending representing up to one-third of the value of its total assets to earn income.~~

In addition to direct investments in equity securities, at any time the Fund may seek to achieve its investment objective by ~~allocating up to 100% of its assets among~~ investing in shares of different ETFs that invest in equity securities.  Each ETF share represents an undivided ownership interest in the portfolio of securities held by an ETF, which are traditionally investment companies that invest either in all of the securities in a particular index in the same proportion that is represented in the index itself or in a sampling of the securities in a particular index in a proportion meant to track the performance of the entire index.  Alternatively, some ETFs use active investment strategies instead of tracking broad market indices.”

The Trust further responds by adding the following disclosure under the heading “General Investment Policies of the Fund”

“Non-Principal Investment Strategies; Securities Lending.  As a non-principal investment strategy, the Fund may lend securities from its portfolio to brokers, dealers and financial institutions in order to increase the return on its portfolio, primarily through the receipt of borrowing fees and earnings on invested collateral.  The Fund may engage in securities lending representing up to one-third of the value of its total assets.  Any such loan must be continuously secured by collateral in cash or cash equivalents maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Fund.  During the time securities are on loan, the borrower will pay the Fund any accrued income on those securities, and the Fund may invest the cash collateral and earn income or receive an agreed-upon fee from a borrower that has delivered cash-equivalent collateral.  In determining whether or not to lend a security to a particular broker, dealer or financial institution, the Advisor considers all relevant facts and circumstances, including the size, creditworthiness and reputation of the broker, dealer or financial institution.”

13.	Staff Comment: Please add disclosure discussing the Fund’s trading strategy in response to Instruction 7 to Item 9(b)(1) of Form N-1A.

Response:  The Trust responds by moving the first paragraph under the caption “General Investment Policies of the Fund”, which discusses the Adviser’s asset allocation and portfolio strategy for the Fund, to the end of the Principal Investment Strategies section, and revising the disclosure as follows:

“The Adviser is responsible for developing, constructing and monitoring the asset allocation and portfolio strategy for the Fund, and will actively manage the Fund’s portfolio.  The Fund invests in issuers that the Adviser believes offer potential for capital growth.  In identifying candidates for investment, the Adviser may consider the issuer’s likelihood of above average earnings growth, the securities’ attractive relative valuation, the quality of the securities and whether the issuer has any proprietary advantages.  The Fund generally sells securities when the Adviser believes they are fully priced or when significantly more attractive investment candidates become available.  The Fund may invest in companies of any market capitalization and may invest in securities of domestic or foreign issuers.  The Fund is designed to maintain a “core” or “blend” approach, and the Adviser manages the Fund’s portfolio of securities in such a way as to mitigate significant growth or value style biases.  The Adviser expects the Fund’s active trading of portfolio securities may result in a portfolio turnover rate in excess of 100% on an annual basis.”

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks of Investing in the Fund

14.	Staff Comment: Please revise the Tax Risk risk factor on page 10 of the Prospectus for relevance to the Fund. The current disclosure discussed tax risks associated with fixed income securities.

Response:  The Trust responds by removing the Tax Risk risk factor from the Prospectus.

Prospectus – Management of the Fund - The Adviser

15.	Staff Comment: Please explain supplementally what is meant by “The Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of fees and/or expenses”.

Response: The Trust responds by removing the disclosure from the Prospectus.

Prospectus – Shareholder Information – How to Purchase Shares

16.
Staff Comment: Please explain supplementally if the Fund has any knowledge of a financial intermediary with its own cut-off time and the circumstances in which a cut-off time may be prior to the Fund’s cut-off time.  Please also supplementally explain the legal basis for how allowing financial intermediaries to set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund is consistent with Rule 22c-1.

Response: The Trust responds by supplementally stating it has no direct knowledge of a financial intermediary that sets a cut-off time prior to the Fund’s cut-off time.  Further, the Trust supplementally explains that the Authorized Intermediaries, and not the Fund, may impose earlier cut-off times for redemption requests upon those shareholders who choose to redeem Fund shares through an Authorized Intermediary.  Purchase requests received by financial intermediaries after their designated cut-off times, but before the cut-off times established by a Fund, will not have been received (as described in Rule 22c-1(a)) by a Fund until the next day.

Prospectus – Shareholder Information – How to Redeem Shares

17.	Staff Comment: Please apply comments in this section provided to the Trust with respect to the CrossingBridge Long/Short Credit Fund, a separate series of the Trust.

Response:  The Trust responds by making the requested revisions.

Prospectus – Back Cover

18.
Staff Comment: Please revise the sentence “The Fund’s annual and semi-annual reports provide the most recent financial reports and portfolio listings” to state “The Fund’s annual and semi-annual reports provide the most recent financial reports and portfolio holdings.”

Response: The Trust responds by making the requested revision.

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers